SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2


                           Pluristem Life Systems Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
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                         (Title of Class of Securities)

                                    72940P106
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                                 (CUSIP Number)

                                  July 9, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         /x/     Rule 13d-1(c)

         / /     Rule 13d-1(d)

-------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      CUSIP No. 72940P106                  13G             Page 2 of 6 Pages
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========================= ======================================================
           1              NAME OF REPORTING PERSON(S)
                          I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSON(S)
                          (ENTITIES ONLY)
                          Barry C. Honig
------------------------- ------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /
------------------------- ------------------------------------------------------
           3              SEC USE ONLY

------------------------- ------------------------------------------------------
           4              CITIZENSHIP OR PLACE OR ORGANIZATION
                          United States
------------------------- -------------- ---------------------------------------
       NUMBER OF                5        SOLE VOTING POWER
         SHARES
 BENEFICIALLY OWNED BY                   87,490,695 ((1))
 EACH REPORTING PERSON    -------------- ---------------------------------------
          WITH                  6        SHARED VOTING POWER

                                         - 0 -
                          -------------- ---------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         87,490,695 (1)
                          -------------- ---------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         - 0 -
------------------------- ------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                          87,490,695 (1)
------------------------- ------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                          CERTAIN SHARES

                          / /
------------------------- ------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          7.9% (2)
------------------------- ------------------------------------------------------
           12             TYPE OF REPORTING PERSON
                          IN
========================= ======================================================


_____________________________

(1) Does not include 22,000,000 shares of common stock issuable, under certain conditions, upon exercise of warrants held by Mr. Honig (the "Finder Warrants"). The Finder Warrants provide that, with certain limited exceptions, they are not exercisable if such exercise would result in the holder beneficially owning in excess of 4.99% of the outstanding shares of common stock of the issuer on such date. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Honig may be deemed beneficially to own, as of July 19, 2007, Mr. Honig's Finder Warrants are not presently exercisable. If not for the 4.99% limit, Mr. Honig could be deemed beneficially to own an aggregate of 109,490,695 shares, or 9.7% of the outstanding shares, of common stock of the issuer.

(2) Based upon an aggregate of 1,112,430,593 shares of common stock outstanding as of July 16, 2007.

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      CUSIP No. 72940P106                  13G             Page 3 of 6 Pages
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Item 1.

         (a)      Name of Issuer:

                  Pluristem Life Systems Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  MATAM Advanced Technology Park
                  Building No. 20
                  Haifa, Israel 31905

         Item 2.

                  (a)      Name of Person Filing:

                           Barry C. Honig

                  (b)      Address of Principal Business Office, or if none,
                           Residence:

                           595 South Federal Highway, Suite 600
                           Boca Raton, FL 33432

                  (c)      Citizenship:

                           United States

                  (d)      Title of Class of Securities:

                           Common Stock, par value $0.00001 per share

                  (e)      CUSIP Number:

                           72940P106


         Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)      / /      Broker or dealer registered under Section 15 of the
                           Exchange Act.
         (b)      / /      Bank as defined in section 3(a)(6) of the Exchange
                           Act.
         (c)      / /      Insurance company as defined in section 3(a)(19) of
                           the Exchange Act.
         (d)      / /      Investment company registered under section 8 of the
                           Investment Company Act.
         (e)      / /      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);
         (f)      / /      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)      / /      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

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      CUSIP No. 72940P106                  13G             Page 4 of 6 Pages
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         (h)      / /      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;
         (i)      / /      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the
                           Investment Company Act.
         (j)      / /      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Item 4.           Ownership

                   (a)     Amount beneficially owned:

                           87,490,695

                   (b)     Percent of Class:

                           7.9%

                   (c) Number of Shares as to which the Reporting Person has:

                           i.    Sole power to vote or to direct to vote:
                                 87,490,695

                           ii.   Shared power to vote or to direct to vote: 0

                           iii.  Sole power to dispose or to direct the
                                 disposition of: 87,490,695

                           iv. Shared power to dispose or to direct the disposition of: 0



         Item 5.           Ownership of Five Percent or Less of a Class.

                           Not Applicable.

         Item 6.           Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.

         Item 8.           Identification and Classification of Members of the
                           Group.

                           Not Applicable.

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      CUSIP No. 72940P106                  13G             Page 5 of 6 Pages
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         Item 9.           Notice of Dissolution of Group.

                           Not Applicable.

         Item 10.          Certification.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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      CUSIP No. 72940P106                  13G             Page 6 of 6 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 19, 2007

                                                     /s/ Barry C. Honig
                                                     ---------------------------
                                                     Barry C. Honig